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                                                                     EXHIBIT 8.2

[FINPRO LETTERHEAD]


June 19, 1998


Board of Directors
Sound Federal Savings & Loan Association
300 Mamaroneck Avenue
Mamaroneck, New York 10543-0160


Dear Board Members:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization from Mutual Savings Association to Mutual Holding Company and Stock Issuance Plan (the "Plan") adopted by the Board of Directors of Sound Federal Savings & Loan Association (the "Bank"), whereby the Bank will reorganize into the Mutual Holding Company form of organization by converting from a federally chartered mutual savings association into the mutual holding company structure. As part of the Reorganization and Plan, the Bank will convert to a federal stock savings bank (the "Stock Bank") and will establish a stock holding company (the "Holding Company") which will be a majority owned subsidiary of a mutual holding company (the "MHC"), a mutually owned federal corporation, so long as the MHC remains in the mutual form.

We understand that in accordance with the Plan, Subscription Rights to purchase shares of the Common Stock are to be issued to (i) Eligible Account Holders;
(ii) the ESOP; (iii) Supplemental Eligible Account Holders; (iv) Other Members; and (v) Directors, Officers and Employees, collectively referred to as the "Recipients". Based solely on our observation that the Subscription Rights will be available to such Recipients without cost, will be legally non- transferable and of short duration, and will afford the Recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Selected Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the opinion that:

      (1)     the Subscription Rights will have no ascertainable market value;
              and

      (2) the price at which the Subscription Rights are excercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Conversion Stock in the conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                  Very Truly Yours,
                                  FinPro, Inc.


                                  /s/ DONALD J. MUSSO

                                  Donald J. Musso
                                  President